Exhibit 99.1

Actions Semiconductor Reports Second Quarter 2016 Results

ZHUHAI, China, August 16, 2016 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the second quarter ended June 30, 2016.

Commenting on the second quarter results, Dr. Zhenyu Zhou, CEO of Actions Semiconductor said, “Revenue for the quarter came in at the midrange of our expectations. Our multimedia business saw a healthy increase in shipments of Bluetooth 4.2 single-chip solutions, along with strong demand for solutions derived from our MP3 chipsets, such as digital audio recorders and digital toys. In our application processor business, shipments of tablet SoCs had another solid quarter while OTT set-top box solutions continued to perform below expectations. Our financial performance for the quarter was adversely impacted by write-downs of slower moving inventory and intangible assets as well as non-cash expenses related to the devaluation of the Chinese Renminbi relative to the US dollar.

“Looking ahead, we expect revenue for the second half of the year to be slightly higher than the first half of 2016, with R&D expenditures below 2015 levels. Our multimedia business will continue to be the primary revenue driver, led by our Bluetooth solutions targeting the audio and music market along with newer verticals including wearables and automotive products. In our application processor business, we plan to maintain our position in the tablet market and are excited about the prospects for our newly launched products targeting the fast growing virtual reality market, the S900VR and the V700. Extensions of our existing 28-nm chipsets, these all-in-one solutions offer a superior virtual reality experience marked by high quality 3D surround sound, latencies below 20ms and low power consumption at attractive BOM costs. We expect the S900VR and V700 to be rapidly adopted by manufacturers of virtual reality headsets in the coming months,” Dr. Zhou concluded.

Second Quarter 2016 Results

All financial results are reported on a U.S. GAAP basis.

Revenue for the second quarter of 2016 was $13.9 million, as compared to revenue of $12.0 million for the first quarter of 2016, and $13.7 million for the second quarter of 2015.

Actions Semiconductor reported gross profit in the second quarter of $2.2 million, as compared with $4.2 million in the first quarter of 2016 and $3.5 million in the second quarter of 2015. Gross margin was 15.9% for the second quarter of 2016, compared to gross margin of 35.3% for the first quarter of 2016, and 25.7% for the second quarter of 2015. The second quarter of 2016 was adversely impacted by the write down of certain slower moving inventory that reduced gross margin by about 9.0%. Gross margin in the first quarter of 2016 was favorably impacted by the sale of previously written-down inventory.

Operating expenses in the second quarter of 2016 were $11.4 million, as compared to $9.1 million in the first quarter of 2016 and $10.1 million in the second quarter of 2015.

Research and development expenses were $5.9 million for the second quarter, as compared to $6.6 million in the first quarter of 2016 and $7.3 million in the second quarter of 2015. The quarter-over-quarter and year-over-year decreases were mainly due to a lower mask expenses in current quarter.

General and administrative expenses were $2.1 million in the second quarter, as compared to $2.1 million in the first quarter of 2016 and $2.2 million in the second quarter of 2015.

Selling and marketing expenses were $0.5 million for the second quarter, as compared to $0.5 million in the first quarter of 2016 and $0.6 million in the second quarter of 2015.

Impairment of intangible assets for the second quarter was $3.0 million, compared to nil in the first quarter of 2016 and nil in the second quarter of 2015. The impairment was based on management's best estimates of the market conditions for OTT set-top boxes and other products over the remaining useful life of these assets.

Operating loss for the second quarter of 2016 was $7.9 million, as compared to the operating loss of $4.6 million in the first quarter of 2016 and the operating loss of $5.1 million in the second quarter of 2015.

Other expense for the second quarter of 2016 was $1.2 million, due to an unrealized, non-cash foreign exchange loss associated with the depreciation of the Chinese RMB against the U.S. dollar, as compared to other expense of $0.1 million in the first quarter of 2016 and other income of $79,000 in the second quarter of 2015.

Interest income for the second quarter of 2016 was $0.9 million, down from $1.1 million in the first quarter of 2016 and down from $1.7 million in the second quarter of 2015. The year-over-year decrease was due to lower cash and interest bearing securities following the Dutch auction tender offer in September 2015.

Income tax credit was $18,000 for the second quarter of 2016, compared to an income tax expense of $0.1 million in the first quarter of 2016 and an income tax expense of $0.5 million in the second quarter of 2015.

Net loss attributable to Actions Semiconductor's shareholders for the second quarter of 2016 was $7.9 million or $0.179 per basic and diluted American Depositary Share ("ADS"). This compares to net loss attributable to Actions Semiconductor's shareholders of $3.9 million or $0.089 per basic and diluted ADS, for the first quarter of 2016, and net loss attributable to Actions Semiconductor’s shareholders of $3.7 million or $0.063 per basic and diluted ADS, for the second quarter of 2015.

Financial Condition

The Company ended the second quarter of 2016 with $116.6 million in cash and cash equivalents, together with time deposits, trading securities, marketable securities and restricted deposits. Total current assets were approximately $115.4 million, and the Company had working capital of approximately $39.8 million and $61.0 million in short-term bank loans, and total shareholder’s equity was $141.0 million as of June 30, 2016.

Since the share repurchase program commenced in 2007, the Company has invested approximately $113.4 million in repurchasing its ADSs and ordinary shares, including $57.2 million representing the equivalent of 24.0 million ADSs repurchased through Dutch auction tender offers in September 2015 and 2014. As of June 30, 2016, the equivalent of approximately 49.1 million ADSs were repurchased. As of June 30, 2016, the total number of outstanding ordinary shares (including ordinary shares represented by ADSs) was 265,788,736.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

Based on current market trends, the Company expects revenue in the third quarter of 2016 to be in the range of $14.5 to $15.5 million. The Company expects revenue for the second half of the year to be slightly higher than the first half of 2016, primarily driven by shipments of Bluetooth solutions and MP3 derivative product SoCs as well as initial shipments of new products targeting the virtual reality market. The Company will continue managing expenses, and anticipates R&D expenses in 2016 to be below 2015 levels.

Other Recent Developments

On May 19, 2016, the Company’s Board of Directors received a preliminary, non-binding offer letter from Mr. Niccolo Chen, its former CEO, and certain of his affiliates, who have formed a consortium. The letter proposed a "going-private" transaction at the price of US$2.00 per ADS. Upon receipt of this letter, the Board of Directors formed a Special Committee consisting of directors independent from the consortium and Company management to evaluate this proposal.

On May 23, 2016, the Special Committee retained Jones Day as its U.S. counsel and Maples and Calders as its Cayman Islands counsel effective. Effective June 24, 2016, the Special Committee retained Houlihan Lokey (China) Limited as its financial advisor.

The Special Committee cautions the Company's shareholders and others considering trading in the Company's securities that no decision has been made on the response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Special Committee does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Conference Call Details

Actions Semiconductor's management will conduct an earnings conference call offering prepared remarks on the second quarter of 2016, new products, business outlook and other matters. Although the management will not be conducting a question and answer session during the call, the Company continues to welcome written questions and comments from its shareholders.

The teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Daylight Time, on Tuesday, August 16, 2016. To participate in the live call, analysts and investors should dial 800-768-6490 or 785-830-7987 at 8:00 a.m. Eastern Time on August 16, 2016. The conference ID number is 5684990. Actions Semiconductor will also offer a webcast of the conference call, accessible from the "Investor Relations" section of the Company's website at www.actions-semi.com. An audio replay of the call will be available through August 26, 2016 by dialing 719-457-0820 or 866-375-1919, and entering access code 5684990.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the future prospects for the Company’s Bluetooth single chip 4.2 solutions, MP3 derivative product SoCs and new products for the virtual reality market, customer acceptance of the Actions Semiconductor’s new products and corresponding increases in market share, Actions Semiconductor's belief that it is positioned to capture some upside from its new products and Actions Semiconductor's future expectations with respect to revenue. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on first parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of U.S. dollars)

	At June 30,	At March 31,	At December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	35,286	34,667	36,262
Time deposit	151	155	154
Restricted deposits	35,364	36,068	65,255
Marketable securities	19,137	21,125	13,519
Trading securities	70	70	68
Accounts receivable, net of allowance for doubtful accounts of $nil, $nil, and $nil as of June 30,2016, March 31, 2016 and December 31, 2015, respectively	4,673	4,680	4,826
Amount due from a related party	441	1,254	1,226
Amount due from an equity method investee	15	22	17
Inventories, net of inventory written-down of $4,698, $3,553 and $6,218 as of June 30, 2016, March 31, 2016, and December 31, 2015 respectively	12,172	11,952	12,076
Prepaid expenses and other current assets	7,247	6,368	6,448
Deferred tax assets	840	862	938
Total current assets	115,396	117,223	140,789

Investments in equity method investees	26,382	27,087	26,962
Other investments	15,454	15,476	15,474
Restricted deposits	26,586	27,291	27,221
Rental deposits	55	59	56
Property, plant and equipment, net	26,632	27,714	27,984
Land use right	1,367	1,412	1,417
Acquired intangible assets, net	5,303	9,012	9,055
Deferred tax assets	171	124	193
TOTAL ASSETS	217,346	225,398	249,151

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	7,803	5,450	4,243
Amount due to a related party	776	155	298
Accrued expenses and other current liabilities	3,804	3,750	5,040
Short-term bank loans	61,000	61,000	81,000
Other liabilities	1,904	1,775	1,771
Income tax payable	49	49	49
Deferred tax liabilities	261	162	155
Total current liabilities	75,597	72,341	92,556

Payable for acquisition of intangible assets	197	197	197
Deferred tax liabilities	600	673	715
Total liabilities	76,394	73,211	93,468

Equity:
Ordinary shares	1	1	1
Additional paid-in capital	63,711	63,564	63,426
Treasury Stock	(103,747)	(103,747)	(103,736)
Accumulated other comprehensive income	28,709	32,181	31,863
Retained earnings	152,312	160,222	164,163
Total Actions Semiconductor Co., Ltd. shareholders' equity	140,986	152,221	155,717
Non-controlling interest	(34)	(34)	(34)
Total equity	140,952	152,187	155,683
TOTAL LIABILITIES AND EQUITY	217,346	225,398	249,151

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
System-on-a-chip products	13,904	13,667	25,891	24,114
Semiconductor product testing services	13	16	19	46
	13,917	13,683	25,910	24,160
Cost of revenues:
System-on-a-chip products	(11,705)	(10,160)	(19,464)	(18,166)
Semiconductor product testing services	(5)	(7)	(7)	(18)
	(11,710)	(10,167)	(19,471)	(18,184)
Gross profit	2,207	3,516	6,439	5,976
Other operating income	1,343	1,526	1,603	1,586
Operating expenses:
Research and development	(5,924)	(7,287)	(12,484)	(14,132)
General and administrative	(2,067)	(2,222)	(4,135)	(4,271)
Selling and marketing	(463)	(589)	(918)	(1,183)
Impairment on long-lived assets	(2,958)	-	(2,958)	-
Total operating expenses	(11,412)	(10,098)	(20,495)	(19,586)
Loss from operations	(7,862)	(5,056)	(12,453)	(12,024)
Other (expenses) income	(1,225)	79	(1,345)	95
Dividend income from an other investment	550	488	550	488
Other-than-temporary impairment loss on an other investment	-	(117)	-	(117)
Interest income	882	1,674	2,014	3,320
Interest expense	(241)	(170)	(551)	(333)
Loss before income taxes, equity in net	(7,896)	(3,102)	(11,785)	(8,571)
Income tax credit (expense)	18	(474)	(97)	25
Equity in net (loss) income of equity method investees	(32)	(110)	31	(137)
Net loss	(7,910)	(3,686)	(11,851)	(8,683)
Add: Net loss attributable to non-controlling interest	-	-	-	-
Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders	(7,910)	(3,686)	(11,851)	(8,683)

Net loss attributable to Actions Semiconductor Co., Ltd. Shareholders
Basic (per share)	(0.030)	(0.011)	(0.045)	(0.025)
Diluted (per share)	(0.030)	(0.011)	(0.045)	(0.025)

Basic (per ADS)	(0.179)	(0.063)	(0.268)	(0.148)
Diluted (per ADS)	(0.179)	(0.063)	(0.268)	(0.148)

Weighted-average shares used in computation:
Basic	265,788,736	351,135,694	265,787,157	351,754,379
	265,788,736	351,135,694	265,787,157	351,754,379

Weighted-average ADS used in computation :
Basic	44,298,123	58,522,616	44,297,860	58,625,730
Diluted	44,298,123	58,522,616	44,297,860	58,625,730

Note: Share-based compensation recorded in each
expense classification above is as follows:
Research and development	123	58	234	63
General and administrative	20	-	38	-
Selling and marketing	10	7	19	7
Cost of revenues	1	9	2	9

ACTIONS SEMICONDUCTOR CO., LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net Loss	(7,910)	(11,851)	(8,683)
Adjustments to reconcile net loss to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	435	875	940
Amortization of land use right	7	15	19
Amortization of acquired intangible assets	812	1,573	2,488
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China (the"PRC")	(187)	(187)	(1,135)
Gain on disposal of property, plant and equipment	(33)	(16)	-
Loss on disposal of intangible assets	-	24	-
Write down of inventories	1,267	1,267	-
Share of net loss (income) of equity method investees	32	(31)	137
Share-based compensation	147	285	79
Deferred taxes	(17)	95	(61)
Dividend income from an other investment	-	-	(488)
Impairment loss recognised in respect of long-lived assets	2,958	2,958	-
Other-than-temporary impairment loss on an other investment	-	-	117
Changes in operating assets and liabilities:
Accounts receivable	(24)	124	(409)
Amount due from a related party	813	785	373
Amount due from an equity method investee	7	2	(12)
Inventories	(1,721)	(1,574)	(1,588)
Prepaid expenses and other current assets	(1,349)	(1,206)	(2,911)
Accounts payable	2,493	3,690	2,858
Accrued expenses and other current liabilities	116	(1,652)	(1,116)
Amount due to a related party	700	549	(130)
Income tax recoverable	-	-	32
Rental deposit received (paid)	3	-	(4)
Notes Receivable	-	-	161
Net cash used in operating activities	(1,451)	(4,275)	(9,333)

Investing activities:
Dividend income from an other investment	-	-	488
Proceeds from redemption of marketable securities	6,769	8,782	-
Purchase of marketable securities	(5,326)	(14,910)	(8,140)
Proceeds from disposal of property, plant and equipment	38	38	-
Purchase of property, plant and equipment	(59)	(192)	(492)
Purchase of intangible assets	(107)	(473)	(2,788)
Decrease (increase) in restricted deposits	1,203	30,427	(76)
Increase in time deposit	-	-	(30)
Net cash provided by (used in) investing activities	2,518	23,672	(11,038)

Financing activities:
Advance subsidy from local authorities of Zhuhai, the PRC	362	362	269
Proceeds from exercise of share based awards	-	4	717
Repurchase of ordinary shares	-	(15)	(1,513)
Raise of short-term bank loans	5,000	30,000	-
Repayment of short-term bank loans	(5,000)	(50,000)	-
Net cash provided by (used in) financing activities	362	(19,649)	(527)

Net increase (decrease) in cash and cash equivalents	1,429	(252)	(20,898)

Cash and cash equivalents at the beginning of the period	34,667	36,262	78,177

Effect of exchange rate changes on cash	(810)	(724)	71
Cash and cash equivalents at the end of the period	35,286	35,286	57,350

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